

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Jay S. Sidhu
Chairman, Chief Executive Officer and Director
Customers 1ˢᵗ Bancorp, Inc.
New Century Bank
99 Bridge Street
Phoenixville, Pennsylvania 19460

Re: Customers 1ˢᵗ Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 18, 2010
File No. 333-166225

Dear Mr. Sidhu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

The Bank's emphasis on commercial and warehouse lending…, page 16

1.   Please revise this risk factor to discuss the risks involved in warehouse lending. Provide a similar discussion under the heading "Loans" on page 109, including a discussion of the steps being taken by the company to mitigate those risks.

Security Ownership of Certain Beneficial Owners and Management, page 93

2.   With respect to each securityholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the *natural* person or persons having voting and investment control over the securities they hold. Please revise accordingly.

Exhibit 5.1

3.   Please obtain a revised legality opinion deleting the language in the penultimate paragraph suggesting that investors may not rely upon the opinion. Opinions may be limited as to purpose but not as to person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: David F. Scranton, Esquire
         Stradley Ronon Stevens & Young, LLP
         30 Valley Stream Parkway
         Malvern, Pennsylvania 19355